Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KnaQ Group, Inc
1058 North Tamiami Trail
Sarasota, FL 34236
https://knaq.com/

Up to $4,999,999.68 in Common Stock at $0.48
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KnaQ Group, Inc
Address: 1058 North Tamiami Trail, Sarasota, FL 34236
State of Incorporation: DE
Date Incorporated: June 16, 2021

Terms:

Equity

Offering Minimum: $9,999.84 | 20,833 shares of Common Stock
Offering Maximum: $4,999,999.68 | 10,416,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $244.80

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-based perks

First 7 days

Receive 15% bonus shares

Next 5 days

Receive 10% bonus shares

Next 3 days

Receive 5% bonus shares

Amount-based perks

Invest $500+

- KnaQ Investor Merch (KnaQ Stickers, 2 KnaQ Koozies)

Invest $1,000+

- KnaQ Investor Merch (All $500 Level Perks + 1 KnaQ tumbler)

Invest $2,500+

- Additional 5% bonus shares
- KnaQ Investor Merch (All $1,000 Level Perks + 1 Tumbler & 2 beach towels)

Invest $5,000+

- Additional 10% bonus shares
- KnaQ Investor Merch (All $2,500 Level Perks + 1 KnaQ Golf Umbrella)
- **Invest $10,000+**
- Additional 15% bonus shares
- KnaQ Investor Merch (All $5,000 Level Perks + 1 Luxury KnaQ Cooler)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

KnaQ will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $0.48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

KnaQ Group, Inc. ("KnaQ" or the "Company") is a social marketplace platform empowering people to use their skills to create more income. Our goal is to enable the millions of people looking to use their knowledge and skills to create additional or full-time income as independent workers. Industry statistics show that 50% of the U.S. population may be independent workers by 2027. KnaQ provides the tools, and expertise to help freelancers succeed with a marketplace of consumers looking for solutions in 24 life-enhancing categories. How we do this is truly unique with our on-marketplace and off-marketplace services delivered by local or national experts.

KnaQ Experts start by building an expert page using video, text, images, audio and social links to show their skills, knowledge, and personality. Then, they add income channels that allow them to teach anything using integrated video services, offer services at their hourly rates, or get dedicated sales leads from consumers that want to connect locally for services.

Consumers find service for areas such as home needs, personal finance, pet care, mental health, teaching, coaching, consulting, learning, and more. Buyers can buy online offerings or connect directly with Experts for off-marketplace connections such as with Realtors and contractors.

At KnaQ we believe anyone can create new income streams or find more sales connections to build or grow their business. It's not a lack of skills or knowledge it's a lack of opportunity.

KnaQ Group, Inc. was initially organized as Knowing123, Inc., a Delaware domestic corporation on May 7, 2019, and changed its legal name to KnaQ Group, Inc. on June 16, 2021.

Competitors and Industry

Industry

The Freelancer Industry is currently estimated at $3.4B in 2019 and is projected to grow at a rate of 15.3% annually and is predicted to reach $9.2B in revenue by 2026.*

One shift seen in many organizations is the bifurcating of their workforce into a hybrid employee model with regular full-time workers and many freelance workers, aligning with the current work-from-home work model. A "Significant population of highly skilled workers seeks more flexible employability freelance practices, therefore, are growing considerably, furthering exponential growth opportunities in freelance platforms market." *

"Freelance platforms are witnessing large-scale adoption in recent years as these help freelancers gain quick access to larger number of potential clients, backed by dedicated vetting and sourcing capabilities. Further sophisticated technological support such as ML based applications improve freelancer selection based on time, skill-set, and remuneration. These are furthering ample growth prospects in freelance platforms space." *

**Source: https://www.globenewswire.com/news-release/2021/05/26/2236099/0/en/Global-freelance-platform-market-size-is-projected-to-boom-at-a-CAGR-of-15-3-during-2021-2026.html*

Competition

Our competition consists of alternative freelancer marketplaces. KnaQ's is differentiated as a community-driven approach, with each freelancer having their own dedicate URL and store functionality. KnaQ also provides sales leads and connections to local service providers similar to Angie (2.8B market cap) Freelancers have the option of being on competitive platforms as well as on KnaQ, which is a common practice. Some of the industry leaders include Fiverr ($2.4B public market cap) and Upwork (2.46B market cap) which focus on business-oriented services and Etsy (17.4B market cap) which is for creative freelancers.

Sources:

Angie (ANGI) - https://finance.yahoo.com/quote/ANGI/

Fiverr(FVRR) - https://finance.yahoo.com/quote/FVRR

Upwork (UPWK) - https://finance.yahoo.com/quote/UPWK

Etsy (ETSY) - https://finance.yahoo.com/quote/ETSY

Current Stage and Roadmap

Current Stage

KnaQ launched in February 2022 with a fully functional marketplace and mobile apps. Members join for free as buyers and then can start as a seller (KnaQ Expert) at any time.

KnaQ Experts who offer Knowledge Sharing (teaching, coaching, or consulting on any topic over live video), or Skill Sharing (offer their skills at their hourly rates), choose one of three plans.

KnaQ Expert Plan: $0/month and KnaQ keeps 20% of all sales

KnaQ Expert Pro: $249/month and KnaQ keeps 10% of sales

KnaQ Expert Pro+: $499/month and KnaQ keeps 5% of sales

Some KnaQ Experts are looking for sales leads or to use their KnaQ page for advertising and marketing to the community. This Connections program is $29.00 per month. In the future, an additional charge will be added for each sales lead.

KnaQ is onboarding new Experts now and working towards revenue to begin in April 2022 from current and future Experts. Live services are available to purchase on KnaQ today and some sellers have joined the sales connections program which is free for the first 60 days.

Currently, the Company is maintained from previous capital raised with a decreasing monthly burn rate as sales begin to generate revenue. The freelancer market is a competitive space and as the company enters the market we will be constantly listening to our customers, and watching trends to anticipate any strategy adjustments we may need to make. As an example, the original company name was Knowing123, but as we learned from prospective customers, the potential market opportunity was larger than just knowledge sharing which prompted the name change. We anticipate more pivoting and adjusting as needed to build KnaQ and attract clients.

Road Map

KnaQ plans to add new features to enable KnaQ experts to create additional income and expand available services for buyers. Some future roadmap services may include the ability to show portfolios of previous work, build private communities and followers who support KnaQ experts with small monthly fees for exclusive access to content, and a donation capability to enable non-profits to use the platform or for people to support a KnaQ Experts work. There are no specific dates for these features but it is anticipated that one or more will be added each quarter beginning in Q2 2022. The costs of adding new features are part of our ongoing software development expenses with no anticipated capital expenses or one-time costs.

KnaQ is also planning to increase marketing beginning in March to include social media, email campaigns, public relations, and the use of influencers to grow the base of members in the KnaQ community.

The Team

Officers and Directors

Name: Stephen Catanzano

Stephen Catanzano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, CEO, President
  Dates of Service: May 09, 2019 - Present
  Responsibilities: Chairman. Day to day operations of the company. Currently takes a salary of $70k/year.

- **Position:** Chief Financial Officer
  Dates of Service: May 09, 2019 - Present
  Responsibilities: Overseeing the day-to-day financial management of the Company.

Other business experience in the past three years:

- **Employer:** ICV Crowd Investing, LLC
  Title: Chief Operating Officer
  Dates of Service: January 01, 2019 - April 01, 2021
  Responsibilities: As the Chief Operating Officer of the Company, I had responsibility for overseeing the development of technology for the Company which was designed to help promote socially-oriented projects to a community of interested parties.

Other business experience in the past three years:

- **Employer:** Jumpstart Micro, Inc
  Title: President
  Dates of Service: May 01, 2016 - May 01, 2021
  Responsibilities: As President of Jumpstart Micro, I was responsible for daily operations of the business which included regulatory compliance, technology development, and overseeing sales and marketing activities.

Other business experience in the past three years:

- **Employer:** Knowing123, Inc (previous legal name of KnaQ Group, Inc.)
  Title: My title was CEO and role was the strategic development of the Company.
  Dates of Service: May 01, 2019 - April 09, 2021
  Responsibilities: Knowing123 was a startup and responsibilities included forming the corporate entity, defining the strategic direction, building the marketplace and technology as well as creating sales and marketing plans and managing the finances of the company.

Name: Michael Kalloz

Michael Kalloz's current primary role is with Stifel Financial Corp.. Michael Kalloz currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 20, 2022 - Present
  Responsibilities: Board Activities. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Stifel Financial Corp.
  Title: Financial Advisor, Associate
  Dates of Service: October 01, 2013 - Present
  Responsibilities: Financial Advisor

Name: Justin Lanier

Justin Lanier's current primary role is with Global Framing, Inc. Justin Lanier currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 20, 2022 - Present
  Responsibilities: Board Activities. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Global Framing, Inc
  Title: Chief Financial Officer
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Financial

Other business experience in the past three years:

- **Employer:** J. Lanier Properties, LLC
  Title: Executive Management
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Executive Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common non-voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common non-voting shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common non-voting shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
KnaQ Group, Inc was formed on May 7, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KnaQ Group, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KnaQ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KnaQ or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KnaQ could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Freelancer Market
KnaQ has an approach to the freelancer market that is different than its competitors and focuses on the development of community and consumer-oriented services. This is unique and may not be accepted by the consumers at the level the Company is planning for which will affect financial projections and the long-term value of the business.

Services Risk
KnaQ offers multiple services for Freelancers to offer their customers on the platform. Freelancers prices the services to customers. There is the risk that the market desires different services or the freelancer's price the services inappropriately and affect the revenue plans of the company in a negative way.

Acceptable Use
The Company has provisions in place to monitor the freelancer's sellers on the platform. Some services are delivered over video as well and there are communications between the buyers and sellers. Should inappropriate behavior happen on the platform, the company will take quick action to resolve the situation and remove people from the platform, but this could affect the reputation of the company and cause negative reviews of the company, ultimately affecting the financial performance and valuation of the Company.

Technology Risk
The Company is a cloud-based service running on Amazon Webservices with other vendors for video conferencing and teaching, payment processing, and more. Should these vendors have technical issues this will affect the ability of the Company to deliver services which may cause financial harm to the business and the Company's reputation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Catanzano	16,000,000	Common Stock	51.2%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,416,666 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 27,505,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities and outstanding Common Stock options sold in this offering below.

Material Rights

The total amount outstanding includes 1,400,000 Common Stock shares to be issued pursuant to stock options.

The total amount outstanding includes 647,500 Common Stock shares to be issued pursuant to a stock option pool, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The directors of the corporation, subject to any restrictions contained in (i) the General Corporation Law of Delaware or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Preferred Stock

The amount of security authorized is 12,000,000 with a total of 3,722,500 outstanding.

Voting Rights

One vote per share

Material Rights

Dividends. The directors of the corporation, subject to any restrictions contained in (i) the General Corporation Law of Delaware or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $353,706.00
  Number of Securities Sold: 27,505,000
  Use of proceeds: These funds are from the founders, friends, and family as well as stock granted for in-kind work performed. It also includes a stock option pool for employees of 2,047,500 shares. Funds were received between the formation of the Company on 05/07/2019 and 03/10/2021. All were used towards

technology development and operations of the company. The stock option pool was formed on 07/01/2021.
Date: July 01, 2021
Offering exemption relied upon: Friends and Family

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $513,000.00
  Number of Securities Sold: 3,722,500
  Use of proceeds: Operations
  Date: June 01, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently adding new sellers to the platform and building up buyers. Sellers can participate for free for their first 60 days. Revenue from any current Seller is expected to begin within a couple of months. Without revenue, the Company could operate for four months at the current rate of spending. This timeline becomes extended with revenue and new investments into the Company.

Foreseeable major expenses based on projections:

The major expense for the company is marketing to attract customers. This is followed by employees to support the increase in new customers.

Future operational challenges:

The technology, platform, and marketplace are all fully operational which now puts the Company in the position of being able to generate revenue. Operationally, the company has the staff it needs for current operations but needs to scale up employees to support our growth. Hiring the right employees can take time and we may be challenged with finding the right talent and hiring them in a timely manner in order to meet customer growth.

Marketing is a second operational challenge as we test our marketing messages to determine which are most effective and retuning the results we need to see. This can be a trial and error process as we expand our marketing efforts into new areas and regions.

Future challenges related to capital resources:

Our employee and marketing expenses tend to ramp up in anticipation of revenue. This creates additional monthly costs in anticipation of future revenue. If we see accelerated growth, this number also accelerates and requires working capital to account for this lag between revenue and expenses.

The Company is a cloud application running in Amazon Web Services. Our initial deployment is designed to have great scalability. As we are just starting the cost of the infrastructure is high relative to the number of users we are supporting. Over time this is reduced to a very low cost per user in the platform but in the early days, it's additional overhead.

Future milestones and events:

We don't foresee large capital expenses or events which are material in nature. Our infrastructure is cloud-based and designed as a pay-as-you-grow operational expense. With a goal of having 1 million community members (buyers and sellers) within 3 years, managing this growth over this period of time will impact the results and requires marketing, technical support, just-in-time staffing, and other factors which need to be carefully managed.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The marketplace and technology are completed at this phase and sellers are joining to offer services. The Company has approximately $180k in available cash and cah equivalents to operate the business. The overhead is low and can be maintained at its current levels to support more than 500 sellers on the platform. This raise is primarily for marketing in order to increase exposure to grow the customer base. The minimum raise will help to add some addiitonal low cost marketing. At 20% or higher, marketing can be accelerated to increase growth and the team to support the growth with the ability to become cashflow positive in less than a years time. The Company receives 20% of the revenue generated by sellers in the marketplace and additonal recurring revenue from the connections program. The cost of goods for both is less than 5% of sales.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will not be critical to the company's operations. The Company is choosing to crowdfund to raise capital to enable people joining the community as buyers and sellers to participate in the company as owners and investors. The CEO has raised venture capital, and investments through angels in the past and depending on the results of this financing will pursue those options to fund the Company. As a cloud service where the technology is complete, overhead remains low and expenses scale as revenue increases with no capital expenses. This helps to control costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

None of the funds available to us consider funds from the crowdfunding campaign. A majority of the funds from the campaign will be used for marketing to accelerate the growth of the company. Without more founders' investment, the maximum raise will comprise 84% of total funds for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe we will be able to operate for at least 5-6 months if we raise the minimum, based on our current month burn rate if no revenue is achieved. The company has customers joining the platform and is anticipating revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funds raised we can operate for at least 1 year without any further investment. This will also allow the company to be cashflow positive and have ample funds to market and growth the company at a faster pace.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is in discussion with a number of capital sources including investment funds, family offices and individuals along with foundations for donated capital and strategic partnerships. The RegCF offering is about allowing smaller investors to participate as investors as well as to join the platform to support their investment as buyers or KnaQ experts offering freelance services. The CEO has experience raising investments from venture capital sources in past ventures.

Indebtedness

- **Creditor:** Software Development Partner
  Amount Owed: $53,723.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,989,200.00

Valuation Details:

The valuation was determined by a number of factors. KnaQ is a fully functioning marketplace platform with customers joining now with anticipated cash flow beginning within 60 days.

Financial Model

Using the company projected net income and cash flow assuming all liabilities and expense includes, a 3-year NPV (Net Present Value) at 5% is equal to $16,709,000. A 5 year NPV at 5% is equal to $72, 711,000. In order to calculate Net Present Value, we need to use the company's projected net income which is -$344,553 (2022), $2,664,199 (2023), $8,672,224 (2024), $18,361,083 (2025), $30,942,260 (2026) and then applying a discount rate. In this model, a rate of 5% was used and the pre-money valuations when applied for 3 years and 5 years.

The second method looks at the potential future valuation by applying the projected net income by a multiplier to determine the possible valuation at that time. This is demonstrated for year 3 and year 5 projects. These numbers are subject to change and are based on reasonable expectations by management.

Using the same projections model which shows a net income of $5,281,000 at the end of year 2 and applying an earnings multiplier of 5 the value at the end of year 2 would be $26,410,000. Public competitors such as Fiverr have a revenue multiple of 8.05 ($298M in 2021 revenue with a market cap of $2.4B). Etsy has a public P/E ratio of 40.

Senior management in the Company has also been in executive management positions for more than 20 years in the tech industry with multiple start-up ventures

The Company's valuation was determined internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  50.0%
  Funds will be used to build the KnaQ community through all social channels, influencers, email campaigns and other marketing methods
- *Company Employment*
  30.0%
  Additional staff for onboarding customers and support, technical team and finance
- *Working Capital*
  16.5%
  Working capital for day to day management of the company

If we raise the over allotment amount of $4,999,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  40.0%
  Aggressive marketing campaigns through all social media channels, influencers, email and other campaigns to growth the KnaQ community quickly.
- *Company Employment*
  20.0%
  Increase the number of employees to support the growth of the Company
- *Operations*
  20.0%
  Fund the infrastructure needed to scale KnaQ.

- *Working Capital*
  16.5%
  Working capital for day to day operations of KnaQ.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://knaq.com/ (www.knaq.com/annual).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/knaq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KnaQ Group, Inc

[See attached]

KNAQ GROUP INC.
FINANCIAL STATEMENTS
Years Ended December 31, 2021, and 2020

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
KnaQ Group Inc.
Sarasota, FL 34236

Opinion

I have audited the accompanying financial statements of KnaQ Group Inc. (a corporation), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, owner's equity and cash flows for the years then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KnaQ Group Inc. as of December 31, 2021 and 2020, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of KnaQ Group Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about KnaQ Group Inc.'s ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KnaQ Group Inc.'s internal control. Accordingly, no such opinion is expressed. (In circumstances in which the auditor also has a responsibility to express an opinion on the effectiveness of internal control in conjunction with the audit of the financial statements, omit the following: "but not for the purpose of expressing an opinion on the effectiveness of KnaQ Group Inc.'s internal control. Accordingly, no such opinion is expressed."

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KnaQ Group Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC
Concord, NH
February 21, 2022

KnaQ Group Inc.
Balance Sheet
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current assets				
Cash	$	197,487	$	3
Deferred Expenses		-		7,689
Premium Due From Employee		384		-
Prepaid Rent		5,618		-
Total Current Assets	$	**203,489**	$	**7,692**
Non-current assets				
Subscriptions Receivable		254,575		245,475
Total Non-current Assets	$	**254,575**	$	**245,475**
TOTAL ASSETS	**$**	**458,064**	**$**	**253,167**
LIABILITIES				
Current Liabilities				
Accounts Payable		52,703		-
Payroll Liabilities		1,020		-
Total Current Liabilities	$	**53,723**	$	**-**
Non-current Liabilities				
Subscriptions Payable		165,000		-
Total Non-current Liabilities	$	**165,000**	$	**-**
TOTAL LIABILITIES	$	**218,723**	$	**-**
OWNER'S EQUITY				
Common Stock (0.001 par value)	$	25,457	$	2,816
Authorized 50,000,000 (2021) 3,000,000 (2020)				
Issued 25,457,500 (2021), 2,816,389 (2020)				
Preferred Stock (0.001 par value)		3,723		-
Authorized 12,000,000 (2021) 2,000,000 (2020)				
Issued 3,722,500 (2021), 0 (2020)				
Additional Paid-in Capital - Common		328,449		285,140
Additional Paid-in Capital - Preferred		509,277		-
Retained Earnings		(627,566)		(34,789)
TOTAL EQUITY	$	**239,340**	$	**253,167**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$**	**458,063**	**$**	**253,167**

See accompanying notes and accountant's review report

KnaQ Group Inc.
Statement of Changes in Owner's Equity
Years Ended December 31, 2021 and 2020

		2021		2020
OWNER'S EQUITY - BEGINNING				
Owner's Equity	$	253,167	$	255,485
Add:				
Investments		578,950		11,781
Net Income (Loss)		(592,777)		(14,099)
TOTAL	$	239,340	$	253,167
Subtract:				
	$	-	$	-
TOTAL	$	-	$	-
OWNER'S EQUITY - ENDING	$	239,340	$	253,167

See accompanying notes and accountant's review report

KnaQ Group Inc.
Income Statement
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Total Revenue	$ -	$ -
Expenses	$	$
Administrative Services	2,855	-
Advertising	27,192	-
Auto	419	-
Bank Fees	1,089	-
Computer and Software	2,214	-
Employee Benefits	4,953	-
Insurance	344	-
Meals and Entertainment	609	-
Meetings	1,616	-
Office Supplies	5,716	-
Payroll Taxes	17,980	-
Postage and Shipping	560	-
Professional Fees	50,773	-
Staffing Expenses	2,597	-
Rent and Lease	15,284	-
Research and Development	225,202	14,099
Taxes and Licenses	2,043	-
Telephone	373	-
Travel	9,439	-
Wages	221,519	-
Total Expenses	$ 592,777	$ 14,099
NET INCOME	$ (592,777)	$ (14,099)

See accompanying notes and accountant's review report

KnaQ Group Inc.
Statement of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (592,777)	$ (14,099)
Increase in net assets		
(Increase) decrease from operating assets	-	-
Deferred Expenses	7,689	(923)
Due from Employees	(383)	-
Prepaid Rent	(5,618)	-
Increase (decrease) from operating liabilities		
Accounts Payable	52,703	-
Payroll Liabilities	1,020	-
Net cash provided by operating activities	$ (537,366)	$ (15,022)
CASH FLOWS FROM INVESTING ACTIVITIES		
Subscriptions Receivable	$ (9,100)	$ -
Net cash provided by investing activities	$ (9,100)	$ -
CASH FLOWS FROM FINANCING ACTIVITIES		
Subscriptions Payable	165,000	-
Common Stock	22,641	-
Preferred Stock	3,722	-
Additional Paid-in Capital: Common	43,309	11,781
Additional Paid-in Capital: Preferred	509,278	-
Net cash used in financing activities	$ 743,950	$ 11,781
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	197,484	(3,241)
CASH AND CASH EQUIVALENTS, beginning of year	$ 3	$ 3,244
CASH AND CASH EQUIVALENTS, end of year	$ 197,487	$ 3

	2021	2020
Interest paid	$ -	-
Taxes paid	-	-

See accompanying notes and accountant's review report

KNAQ GROUP INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021, and 2020

NOTE A – THE ORGANIZATION

Nature of operations

KnaQ Group, Inc was originally incorporated as a Delaware "C" Corporation on May 7, 2019, as Knowing123, Inc. The Company officially changed its name in Delaware on June 15, 2021. KnaQ is an online marketplace that enables sellers to offer services, based on their knowledge and skills, to consumers who join the marketplace. KnaQ is paid 20% of the revenue from sales made by KnaQ experts. There are also multiple subscription services such as sales connections. Services include teaching over integrated video, offering time at an hourly rate, or getting sales connections to grow a business.

KnaQ is making the marketplace available with plans to apply effective marketing to attract buyers and sellers to grow the marketplace. As a business that derives cash flow from each transaction, the Company is focused on reaching enough volume to be cash flow positive in a reasonable time and continues to expand the business to reach profitability.

Revenue

During the years of 2021 and 2020 the company is in the developmental and start-up phase. In both years there is zero revenue and operations are facilitated by investments. The company is currently seeking investors as it creates an audience and expands its business on the internet.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents as of December 31, 2021, and 2020. The Company's cash balance is $197,487 at December 31, 2021 and $3 at December 31, 2020.

Risk and Uncertainty

The company has a limited operating history and has generated no income as of December 31, 2021. Research and development activities are on-going, and the company is working with fully function prototypes. The company follows up with patent submissions for viable inventions and proprietary software development. Business operations are sensitive to general and economic conditions in the United States and worldwide. A host of circumstances beyond the company's controls can affect operations.

The company is seeking additional equity capital via an offering with a crowdfunding platform. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like any new business, the company faces challenges that are related to early-stage enterprises and securing capital. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's financial condition and results of operations.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2021, and 2020 there are no deferred cost being held.

Revenue Recognition

The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the years ended December 31, 2021, and 2020 the company has research and development costs of $225,202 and, $14,099 respectively.

Taxes

Income

The Company files tax returns as a C-Corporation. As of December 31, 2021 and 2020 there were no outstanding balances owed to the state revenue commission or the Internal Revenue Service. It has been determined, based on facts and circumstances, that the Company will not carry a deferred tax asset for amounts that could be recoverable in future periods from current and prior year net operating losses.

As the Company does not yet have revenue and the results of future operations are unknown, this leads to a greater than not chance that the deferred tax asset may not be utilized. This determination is reviewed periodically by management for changes that may make it more likely than not that a deferred tax asset could be recoverable.

Sales

KnaQ Group Inc. expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the years 2021 and 2020 are $27,192 and $0, respectively.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years. Depreciation expense and accumulated depreciation for the year is $0. The company holds no capital assets as of December 31, 2021 and 2020.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization for 2021 and 2020 is $0. For the year ended December 31, 2021, and 2020 there were no intangible assets held.

NOTE C – CURRENT ASSETS

Current assets for the years of 2020 and 2021 consist of the following:

Deferred expenses are various operating expenses that are to be expensed in a different period. At December 31, 2021 and 2020 there is $0 and $7,689 in deferred expenses, respectively.

Premium due from employees is an account holding a balance of amounts due from employees for health and dental insurance payments. The balance in this account is $384 at the end of 2021, and $0 at the end of 2020.

Prepaid rent at the end of 2021 is $5,618 and $0 at December 31, 2020. These are amounts prepaid for rental of business space.

NOTE D – NON-CURRENT ASSETS

Subscriptions Receivable

The company holds a stock subscriptions receivable account for stock purchases that are yet to be paid for and pledges to purchase stock. As of December 31, 2021, and 2020 the balance in this account is $254,575 and $245,475, respectively.

NOTE E -- CURRENT LIABILITIES

The company holds current liabilities of accounts payable and payroll liabilities. There are no amounts in both accounts at December 31, 2020. As of December 31, 2021, there is $52,703 in accounts payable and $1,020 in payroll liabilities.

NOTE F – NON-CURRENT LIABILITIES

Subscriptions Payable

The company holds a stock subscriptions payable account for stock that will be returned to the company under a subscription plan. As of December 31, 2021, and 2020 the balance in this account is $165,000 and $0, respectively.

NOTE G - CROWDFUNDING

In 2022 the company is planning on undertaking a crowdfunding campaign through an online platform. The goal is to raise capital to promote on going activities. Funding campaigns offer investors a stake in the company in return for their investment. Results of the campaign will not be available as of the issuance of these financial statements. The campaign is to begin in 2022 and be completed during the year.

The company views the crowdfunding campaign as a funding source the results of which cannot be predicted with accuracy. This being the case, options for additional funding from other sources are still possible. These include loans with banks or investors, the issuance of additional SAFE's, or other options that may be viewed as appropriate financing measures.

NOTE H – COMMON STOCK

As of December 31, 2020, the Company has 3,000,000 shares of common stock authorized with 0.001 par value. The amount of stock issued at year end 2020 is 2,816,389 with a par value of $2,816.

In April of 2021 the company underwent a stock split raising the number of common shares authorized to 50,000,000. At December 31, 2021 the number of shares issued is 25,457,500 with a par value of $25,457.

NOTE I – PREFERRED STOCK

As of December 31, 2020, the Company has 2,000,000 shares of preferred stock authorized with 0.001 par value. There were no issued shares of preferred stock as of December 31, 2020.

In April of 2021 the company underwent a stock split raising the number of preferred shares authorized to 12,000,000. At December 31, 2021 the number of shares issued is 3,722,500 with a par value of $3,723.

NOTE J – ADDITION PAID-IN CAPITAL

Common

The amount in the common stock additional paid-in capital account at December 31, 2021 and 2020 is $328,449 and $285,140, respectively. This represents amounts paid for stock in excess of par value.

Preferred

The amount in the preferred stock additional paid-in capital account at December 31, 2021 and 2020 is $509,277 and $0, respectively. This represents amounts paid for stock in excess of par value.

NOTE K – RETAINED EARNINGS

The retained earnings account has a balance of (627,566) at December 31, 2021 and (34,789) at December 31, 2020.

NOTE L – STOCK OPTION PLAN

In 2021 the company enacted a stock option incentive plan for its employees. Amounts to be offered are determined based on various factors such as job tenure, position and other related reasons. As of December 31, 2021 none of the stock options have vested or have been exercised. The company periodically reviews the vesting and option terms to determine if adjustments need to be made to remain current with laws and regulations.

NOTE M - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2021, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KnaQ

The Social Marketplace


What do you
have a KnaQ for?

Website · Sarasota, FL · SOCIAL MEDIA

$0.00 raised

0 Investors	$15M Valuation
$0.48 Price per Share	$244.80 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

KnaQ, pronounced like knack, is a marketplace where independent workers, hobbyists, freelancers to small business owners can come together as a community to share their skills or knowledge - from the obvious to obscure. Whether it's cooking, photography or even just how to invest in crypto, KnaQ is the place where anyone can share their knowledge, create income and grow their business. Experts offer services from around the world in 24 categories that benefit your life. KnaQ was founded on a simple idea: everyone has knowledge and skill they can share, and when you connect people to Experts, it creates opportunities for both.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- One of the first of its kind, Social Marketplace designed to enable anyone to start offering freelance services, or find new customers, in under an hour. Complete, turn-key solution in a community driven approach
- More than 2.8M people are expected to become freelancers in 2022 with this growing to 50% of the U.S. population by 2027. (Source) KnaQ makes it easy for anyone to join this growing trend and create supplemental or full-time income.
- Key management has more than 25 years experience in building companies, cloud based services designed to address real-world problems, scale communities and more. KnaQ is live, with more great features on the roadmap.

OVERVIEW

The social marketplace for your life


A social marketplace designed to empower anyone to create more income and achieve the work-life balance we all want.

More people today than ever before want to be part-time or full-time independent freelance workers - having the freedom to have work fit into their lifestyle. (Source)

KnaQ is a marketplace for freelancers to build a business by creating offerings around their personal and professional skills. KnaQ provides the tools to assist its users in creating income.

Three easy steps on KnaQ

1. **First, create your KnaQ Expert page (KnaQ Experts are sellers)**
   - Tell your story with video, photos, and links to show your expertise.

2. **Then, setup your income channels**
   - Knowledge Sharing - Teach what you love. *
   - Skill Sharing - Get paid for your time and skills. *
   - Connections - Let new clients find you. **

3. **Next, launch to the KnaQ community & in your network**
   - Then manage your business with advanced tools.

*KnaQ keeps 20% of the revenue from Knowledge and Skills sharing offerings.
**Connections program is a monthly subscription for $29.00.

Consumers, who are part of the KnaQ community, can learn a new language, take an online cooking class, get help with a do-it-yourself project, discover a new hobby, join an online fitness class, plan your wedding, get answers, advice and knowledge. All this and more from freelancers offering their knowledge, skills and services through the KnaQ site and mobile application on 24 life-enhancing categories. When you buy on KnaQ you are also directly supporting another person and helping them to meet their life’s goals.




KnaQ: For Buyers
Watch later
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What is KnaQ
for buyers?
Watch on YouTube


KnaQ: For Sellers
Watch later
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What is KnaQ
for sellers?
Watch on YouTube

THE PROBLEM

People want more income, independence and economic freedom


37%
Don't have $500 in an emergency fund
78%
Live paycheck to paycheck

(Source, Source)

KnaQ helps people overcome their financial challenges, by empowering them to use their skills to create income. We believe it's not a lack of skills, it's a lack of opportunity - which the KnaQ community creates!

Plus...

- As of 2016, only 37% of workers in the US can come up with $500 in an emergency without borrowing. (Source)
- As of 2019, 78% of workers live paycheck to paycheck in the United States (Source)
- Student loan debt has exceeded $1.75 Trillion in the US. (Source)


Over the past 20 years, income has only grown 14.4%
But housing, college expenses, and cost of retirement have grown 5x this rate

(Source)

As a society we are more educated than ever before, but over the past 20 years income has only grown only 14.4%, (Source) while housing, college expenses and the cost of retirement have grown 5 times this rate. People need additional income than they can make in their 9-5. (Source)

We are looking to make financial and life-style freedom possible.

THE SOLUTION

Knowledge and skill sharing made easy


A social marketplace where buyers and sellers support each other

Our goal is to be the first-of-its-kind social marketplace for consumers

KnaQ is a platform designed to help people achieve more and deliver unique offerings to consumers that benefits their lives. **We are a place to find everything, from the obvious to obscure.**

KnaQ is also a new way to find, evaluate and connect with local and national services through the Connections program. Find a new realtor, local accountant, lawyer, or contractor. Our growth is not limited to people selling services in the marketplace, it extends to experts of all types looking to grow their businesses and make connections in a new innovative and tech-driven way.

KnaQ targets experts to deliver services in 24 different life-enhancing categories and consumers with needs in these categories. These categories are based on studying the needs of any household and building KnaQ to address these needs as one trusted marketplace to simplify their life. Here is what you will find on KnaQ, all delivered by talented freelancers sharing their knowledge, skills and advice.


Delivering Services in 24 Categories
pet care
accounting
sports
food
beauty
collectors
entertainment
legal
real estate
DIY
education
events
finance
fitness
writers
transportation
arts & crafts
business
family needs
home
tech needs
health
hobbyists
travel


Why KnaQ: Enabling anyone to market any skill to help create new income.
Enabling anyone to market any skill to create new income.
Empowers anyone to become a freelancer and build revenue.
KnaQ includes your own URL, payments, communications, 1099s, and more!
Live and monetizing in 30 minutes.

KnaQ is designed to act as someone's own online store to transact business and build long term sustainable income. Even the pricing model is designed for retaining customer's long term.


KnaQ lets you showcase your skills and personality like never before

KnaQ Expert Example | Artist:

- An artist creates an expert page that includes video, pictures, a bio, and links to social channels to showcase skills, knowledge and personality in a new and exciting way.
- The artist can then create offerings and make them available on her page..
- Next she can share her Expert Page dedicated URL with her community -*"I'm teaching art classes, just visit my KnaQ page and choose a time,"* while KnaQ also drives demand.

KnaQ takes care of payment processing, communications with buyers, 1099's, and everything needed to operate her online business, simple and easy.

KnaQ Technology

KnaQ is an advanced technology platform designed for freelancer and independent workers to offer services and manage their online business within the support of the KnaQ community


Expert Dashboard

Key features include: AI, machine learning, geomapping and indexing to deliver best-fit search results to buyers. KnaQ Video for live 1:1 sessions, small groups or webinars to hundreds of attendees. KnaQ Mobile app (Apple and Google stores). KnaQ Page Builder to dynamically create expert pages and offerings in minutes. KnaQ Payment processing with Stripe including a digital wallet for each seller. KnaQ Chat for buyer and seller communications. KnaQ Scheduler to manage sellers availability. All built on Amazon Web Services with on-demand scalability and security.

THE MARKET

KnaQ is tapping into a rapidly growing market


50%
Of US workers will be independent by 2027
$134B
Is spent in Google AdWords each year

(Source, Source)

We believe KnaQ is a strong alternative to building a website, which is just the start to creating a business. More than $79B is spent on Google Adwords and $134B on SEO by businesses trying to be found on a simple Google search. (Source) KnaQ provides a community of buyers who are directly looking for solutions offered by KnaQ experts.


Number of freelancers in the United States from 2017 to 2028
Number of freelancers (in millions)
100
80
60
40
20
0
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

(Source)

By 2027 it is expected that 86.5M working Americans will be Freelancers (Source). This represents 50% of the working U.S. Population. In 2022, it is projected that 2.8M new people will become Freelancers and in 2023 an additional 2.9M. KnaQ's financial model is less than 1% of new freelancers in these years and a small fraction of the total addressable market of more than 70M freelancers.

OUR TRACTION

What our success looks like

We feel our marketplace will grow quickly as a source for consumers to find services, knowledge, advice and answers to benefit their lives and for freelancers to build and grow successful businesses. We envision this to add value for our shareholders.

Our goal is to get to 1 million community members in under 3 years. Stats from public competitors show a strong value per member which may apply to KnaQ value in the future. We are currently onboarding new KnaQ Experts which can be seen online in the KnaQ marketplace


$9.5M
current valuation conducted internally and without and without a formal 3rd party evaluation

The KnaQ marketplace is live, and we encourage investors to join as buyers and KnaQ experts and to invite your network to help grow KnaQ into a successful business. The market is growing rapidly and people are looking to create new income streams, work independently, achieve financial freedom and create a work-life balance and quality of life.

Our valuation of $9.5M is based on our stage of having complete technology and starting to achieve revenue. The market is there for KnaQ services, and a majority of the funds raised will go toward marketing to drive demand for KnaQ.

The KnaQ marketplace addressable market combines freelancers, eLearning through integrated video, and sales leads to grow existing businesses. The overall addressable market is more than $3.393B in the United States alone. (Source)

WHY INVEST

Community-driven, life enhancing solutions


Invest In Us
Become an investor, KnaQ Expert or buyer and support your investment
Live and ready for revenue
A mission to help people and benefit our investors.

We believe KnaQ will help millions of people create new income streams to solve financial challenges to get ahead in life. Everyone has skills, knowledge and a network of connections to help them succeed - and we feel KnaQ is the go-to platform to make this happen. As a company KnaQ strives to be socially responsible and builds initiatives to promote education through online learning, support for people with disabilities to offer their skills from home and programs to help communities in need across the country.


The social marketplace for your life.

Invest in a company that is empowering people to create more income, gain financial independence, and achieve success for our users.

What do you have a KnaQ for?

April 2019 - Past

KnaQ Incorporation

Incorporation of the Company

October 2019 - Past



Technology Development

Marketplace Development Started

July 2021 - Past



Seed Round

Completed Seed Round of $500k+

November 2021 - Past



Beta Testing

Beta Testing Started

February 2022 - Present



KnaQ Live

KnaQ goes live on a limited basis

March 2022 - Present

StartEngine

Live on StartEngine

January 2023 - Anticipated



CashFlow Positive Target

Planning timing to be cashflow positive

December 2023 - Anticipated



450,000 Community Members

Goal to have 450,000 in the KnaQ Community

December 2024 - Anticipated



1 Million Community Members

KnaQ goal to have 1 Million Community Members!

In the Press


Press Logo

SHOW MORE

Meet Our Team



Stephen Catanzano

CEO, President, Board Chairman

Stephen has more than 25 years in tech management positions with multiple start-up ventures including Safecore (SaaS software and data center), Jumpstart Micro (Online platform), FastArchiver (Email Archiving platform), and Digital Broadband Communications which was a Venture Capital backed company that grew from 2 to 300 employees with 10,000 customers. Stephen has a B.S. in Finance from Bentley University.



Kristina Sparacino

Director of Marketing

Kristina has more than 10 years of experience in creating brands and executing marketing strategies. Kristina's skills include graphic design, social media, public relations, and acting as a networker and connector at a high level. Kristina is a full-time employee (40 hours a week) with KnaQ and has a Bachelors's Degree in Integrated Marketing Communications from the University of Southern Florida.



Connor Catanzano

Director of Business Development

Connor had been in the real estate industry for over five years. While representing investors to buy and sell real-estate Connor successfully built an innovative tech-driven property management platform which he sold in 2020. Connor is now focused on building a tactical team to drive daily demand for KnaQ sellers and buyers as a full-time KnaQ employee. Connor has an Associates in Business Administration from Middlesex College.



Karissa Leist

Social Media Specialist Manager

Karissa is a social media influencer with over 1 million followers on TikTok and other social media platforms. Karissa works alongside the Director of Marketing to create the social media marketing, digital ad campaigns, and influencer outreach programs designed for KnaQ. She is a full-time (40 hours a week) employee of KnaQ, while also maintaining her own personal social media channels. Karissa has an Associate in Psychology from Southern University.



Benjamin Torres

Recruiting Specialist Manager

Benjamin is an experienced business and social media development specialist with over five years of experience in his field. He works to onboard KnaQ experts to the marketplace and manages customer support. Benjamin spent 2 years at Acorn Management Partners reaching out to and onboarding the management teams of companies partnering with Acorn. He also has over 5 years of experience in Customer Relations working onboard Disney Cruise Line and roles prior to that. Benjamin is a full-time (40+ hours a week) employee of KnaQ.



Michael Kalloz

Board Director

Michael is a Certified Financial Planner with 15+ years of experience. This includes working closely with both individuals and a wide variety of businesses and is currently with Stifel Financial Corporation for the past 8 years. As a board member, Michael assists the company on the strategy and high-level direction of the organization. Michael has a BS in Business Management from the Shippensburg University of Pennsylvania.

Michael has been a Financial Advisor Associate for Stifel Financial corporation for the last 8 years. Previous experience includes being a Financial Advisor Associate for Merrill Lynch for nearly four years, and a Financial Specialist for Wells Fargo.



Justin Lanier

Board Director

Justin is the Chief Financial Officer at Global Framing, Inc. in south Georgia and acts as a board member for KnaQ.

Justin has been the Chief Financial Officer for Global Framing for the past 6years as well as a Realtor with J. Lanier Properties, LLC. Prior experience includes being an Underwriter/Analyst for Greystone & Co. for 2 years and AVP – Underwriter for Foundation Financial Group for nearly 4 years.

Justin assists with high-level guidance and strategy in this role. Justin has a Bachelors in Administration from Georgia Southern University.

Company	:	KnaQ Group, Inc
Corporate Address	:	1058 North Tamiami Trail, Sarasota, FL 34236
Offering Minimum	:	$9,999.84
Offering Maximum	:	$4,999,999.68
Minimum Investment Amount (per investor)	:	$244.80

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	20,833
Maximum Number of Shares Offered	:	10,416,666
Price per Share	:	$0.48
Pre-Money Valuation	:	$14,989,200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-based perks

First 7 days

Receive 15% bonus shares

Next 5 days

Receive 10% bonus shares

Next 3 days

Receive 5% bonus shares

Amount-based perks

Invest $500+

- KnaQ Investor Merch (KnaQ Stickers, 2 KnaQ Koozies)

Invest $1,000+

- KnaQ Investor Merch (All $500 Level Perks + 1 KnaQ tumbler)

Invest $2,500+

- Additional 5% bonus shares
- KnaQ Investor Merch (All $1,000 Level Perks + 1 Tumbler & 2 beach towels)

Invest $5,000+

- Additional 10% bonus shares
- KnaQ Investor Merch (All $2,500 Level Perks + 1 KnaQ Golf Umbrella)
- **Invest $10,000+**
- Additional 15% bonus shares
- KnaQ Investor Merch (All $5,000 Level Perks + 1 Luxury KnaQ Cooler)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

KnaQ will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $0.48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

America’s workplace is rapidly changing. Americans want more independence with both our income and lifestyle. Frankly, we want to make money doing what we love.

“Yes, that green with the pink frame - perfect! What about moving those succulents in too?”

“Now that we’ve cast our stitches onto our needle, we can start this amazing scarf.”

“And… done.”

Introducing KnaQ, a community-driven platform that can help anyone market any skill and connect to the people that need them.

With KnaQ’s help starting or growing your business, we believe we make it easy to create a page for doing or teaching what you love. From there, we drive demand to your page, so you’ll quickly be setting your hours and profiting from your skills, all around what you have a knack for.

“I use KnaQ for everything. I found our dogwalker, took a cryptocurrency class - and opening a new income stream in the pandemic by consulting? Gamechanger.”

“While getting my screenwriting degree, it’s been amazing to build a portfolio of editing and writing projects - and making money while I do it.”

“I’m a teacher during the week - but KnaQ made it so easy to bring in extra income on Sunday afternoons doing something I love anyway. It’s all going to the travel fund, baby!!”

KnaQ’s platform is built and beta-tested. Our plan is to grow our community through our marketing efforts.

Join us as we build out a world of financial freedom.

“For me, Knaq is the future of life/work balance.”

“The future of vacations abroad.”

“Basically - it’s THE future. I get to create a life I love.”

So… what do you have a KnaQ for?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF KNOWING123, INC.

Knowing123, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: That Article FOURTH of the Certificate of Incorporation of the Corporation is hereby deleted and replaced with the following paragraph to read in its entirety as follows:

> "Effective as of the filing date of the Certificate of Amendment to the corporation's Certificate of Incorporation, each one (1) outstanding share of the corporation's Common Stock shall be split such that it is converted into and becomes nine (9) shares of the corporation's Common Stock. The total number of shares of all classes of stock which the corporation shall have authority to issue is 62,000,000 of which (i) 50,000,000 shares of stock, par value $0.001 per share, shall be designated as Common Stock and (ii) 12,000,000 shares of stock, par value $0.001 per share, shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

SECOND: That, the above amendment was adopted and duly approved by the members of the Board of Directors of the Corporation and the stockholders of the Corporation acting in accordance with the provisions of Sections 141(f), 228(a) and 242 of the General Corporation Law of the State of Delaware.

THIRD: That this Certificate of Amendment to Certificate of Incorporation shall become effective upon filing with the Delaware Secretary of State pursuant to Section 103(d) of the General Corporation Law of the State of Delaware.

[Remainder of Page Intentionally Left Blank]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:15 PM 05/03/2021
FILED 05:15 PM 05/03/2021
SR 20211568625 - File Number 7408004

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate Incorporation to be duly executed on April 30, 2021.

KNOWING123, INC.

DocuSigned by:

By: STEVE CATANZANO

Stephen Catanzano
President